Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-4 No. 333-117548) and related Prospectus of IMCO Recycling Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our report dated March 5, 2004 (except for “Revisions and Reclassifications” in Note A, as to which the date is October 20, 2004) with respect to the consolidated financial statements of IMCO Recycling Inc., as amended, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Dallas, Texas

November 3, 2004